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                              [HEMOSOL INC. LOGO]

                                  HEMOSOL INC.

                             ANNUAL INFORMATION FORM

                                  May 27, 2003

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                             ANNUAL INFORMATION FORM

                                  MAY 27, 2003

                               TABLE OF CONTENTS

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ITEM 1              COVER PAGE ........................................................................                  1

ITEM 2              CORPORATE STRUCTURE ...............................................................                  2

ITEM 3              GENERAL DEVELOPMENT OF THE BUSINESS ...............................................                  2
                    Clinical Highlights ...............................................................                  4
                    Recent Developments ...............................................................                  7
                    Financing and Strategic Highlights ................................................                  8

ITEM 4              NARRATIVE DESCRIPTION OF THE BUSINESS .............................................                  8
                    Background ........................................................................                  9
                    The Hemosol Solution: HEMOLINK ....................................................                 10
                    HEMOLINK Applications .............................................................                 11
                    Clinical Trials ...................................................................                 12
                    Regulatory Matters ................................................................                 15
                    Market ............................................................................                 17
                    Competing Products ................................................................                 17
                    Raw Materials .....................................................................                 18
                    Intellectual Property .............................................................                 18
                    Other Products in Development .....................................................                 20
                    Human Resources ...................................................................                 22
                    Sales and Marketing ...............................................................                 23
                    Property, Plants and Equipment ....................................................                 23
                    Environmental Matters .............................................................                 23
                    Credit Facility ...................................................................                 24
                    Risks and Uncertainties ...........................................................                 25

ITEM 5              SELECTED CONSOLIDATED FINANCIAL INFORMATION .......................................                 31
                    Last Three Financial Years ........................................................                 31
                    Last Eight Quarters ...............................................................                 31
                    Dividend Policy ...................................................................                 31

ITEM 6              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS ...............................................                 31

ITEM 7              MARKET FOR SECURITIES .............................................................                 31

ITEM 8              DIRECTORS AND OFFICERS ............................................................                 32
                    Scientific Advisory Board .........................................................                 35

ITEM 9              ADDITIONAL INFORMATION ............................................................                 36
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ITEM 2 CORPORATE STRUCTURE

                  Hemosol Inc. ("HEMOSOL" or the "COMPANY") was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. The registered and principal office of the Company is located at 2585 Meadowpine Blvd. Mississauga, Ontario Canada, L5N 8H9.

                  The Company has no subsidiary whose total assets constituted more than 10% of its consolidated assets at December 31, 2002 or subsidiaries whose assets, in the aggregate, constituted more than 20% of its consolidated assets at December 31, 2002.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

                  Hemosol is an integrated biopharmaceutical company focused on the development of a portfolio of products based on human hemoglobin. As a near-term commercial stage company, Hemosol's immediate focus is the development and successful commercialization of Hemolink(TM) (hemoglobin raffimer), a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is being evaluated for use in cardiac surgery, high blood loss orthopedic surgery and life threatening acute anemia in patients who cannot or will not accept red blood cell transfusions.

                  HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells ("RBCs"), reducing the risk of viral contamination compared to a unit of donor RBCs. The highly purified hemoglobin is then chemically modified using a proprietary process called "cross-linking". The o-raffinose cross-linker creates stable links within, and between, the hemoglobin molecules. This carefully crafted configuration allows for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research at the Canadian Department of National Defence in the early 1980s. This technology has been exclusively licensed to Hemosol. The Company believes it has achieved significant progress toward developing a commercially viable oxygen-therapeutic product.

                  In general, the development of the Company's products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. See "Narrative Description of the Business - Clinical Trials". Clinical trials normally are conducted in three sequential phases: Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product. In order to seek approval to market a product in the U.S. and Canada, after the satisfactory completion of the clinical trial process, a Biologics License Application will be submitted to the FDA's Centre for Biologics Evaluation and Research and a New Drug Submission will be submitted to Health Canada's Biologics and Genetic Therapies Directorate. See "Narrative Description of the Business - Regulatory Matters". Following review of the

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license applications, the manufacturing and testing facilities will undergo on-site inspections and, if everything is deemed satisfactory, a marketing license will be issued.

                  Hemosol has completed a pivotal Phase III clinical trial of HEMOLINK in Canada and the U.K. Based on the results of this trial, Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting ("CABG"), and was granted priority review status. However, Hemosol was advised in March 2002 that there was insufficient data to license HEMOLINK by Health Canada for marketing in Canada. Hemosol is also seeking regulatory approval in the U.K. Provided such approval is obtained, Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe. Hemosol is currently conducting two Phase II clinical trials in the U.S. for use of HEMOLINK in primary CABG surgery and high blood loss orthopedic surgery. Upon completion of these two trials, Hemosol planned to review the data with the U.S. Food and Drug Administration (the "FDA") and design a third trial that is expected to be pivotal for U.S. registration.

                  In March 2003, following the receipt of information from the Data & Safety Monitoring Board ("DSMB") for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery, Hemosol elected to halt enrolment of patients in the trial pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting either of the Phase II trials for the use of HEMOLINK in CABG or high blood loss orthopedic surgery.

                  Set out below is a chart summarizing the products currently being developed by Hemosol.

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[CHART]

                  A pivotal Phase III trial in Canada and the U.K. was completed for HEMOLINK in March 2000, and a regulatory submission for Canada was filed in July 2000. A regulatory submission for the U.K. was filed in February 2001. To support initial sales, the production capabilities of the Company's Skyway manufacturing facility were scaled up to achieve an annual rate of 25,000 units and commercial good manufacturing practice licensing, see "Narrative Description of the Business - Property, Plants and Equipment". To support future expansion and initial sales in the key U.S. market, Hemosol also completed a new commercial manufacturing facility with an initial expected capacity of 300,000 units per year. Although the Company believes that it has achieved significant progress toward developing HEMOLINK as a commercially viable oxygen therapeutic, no assurance can be given that the remaining Phase III clinical trials for HEMOLINK will be successfully completed, that the suspended Phase II clinical trials for HEMOLINK will be re-started, that HEMOLINK will receive all necessary regulatory approvals and that HEMOLINK will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".

                  Some of the Company's other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals and that such products will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".

CLINICAL HIGHLIGHTS

                  The Company has achieved significant progress in its clinical trial activity in Canada, the U.S. and the U.K. See "Narrative Description of the Business - Clinical Trials" below.

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                  Hemosol Phase II clinical trials in the U.S., one in primary
CABG surgery and a second in high blood loss orthopedic surgery. In addition, Hemosol is in the process of initiating a Phase II clinical trial in a high-dose application in life threatening blood loss and has been cleared to conduct a study in chemotherapy-induced anemia. As noted above, as of March 2003, none of these trials are actively enrolling new patients pending the completion of a safety review prompted by the recommendation of the DSMB for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery. A historical summary of the Company's clinical trial activity is set out below:

         - In February 1995, the Health Protection Branch of Health Canada approved the initiation of the Phase I clinical trial for HEMOLINK in Canada. The initial Phase I clinical trial was completed in October 1995. As a result of Phase I clinical trial findings, the Company undertook to evaluate the modification of certain aspects of HEMOLINK to improve product shelf-life and determine the cause and control of gastro-intestinal effects seen at higher dose levels in the Phase I clinical trials.

         - In February 1997, Hemosol received clearance from the Health Protection Branch of Health Canada to begin Phase II clinical trials in Canada for HEMOLINK. Originally, this trial was restricted to patients under 65 years of age who were undergoing hip replacement surgery. During 1997, the Company obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. This trial was successfully completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. There were no clinically limiting side effects observed throughout this trial. None of the 12 patients who received HEMOLINK required donated (allogeneic) blood.

         - In 1997, Hemosol obtained approval from the Health Protection Branch of Health Canada to start an additional Phase II clinical trial in Canada for HEMOLINK in patients with chronic anemia associated with kidney failure. In April 1998, Hemosol received clearance from the FDA to enroll U.S. patients in the ongoing study. In November 1998, the enrolment target of 29 patients was achieved. There were no clinically limiting side effects observed throughout this trial.

         - In April 1998, Hemosol received approval from the British Medicines Control Agency to undertake a Phase II clinical trial in the U.K. using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial was successfully completed in October 1998 and involved a total of 18 patients who underwent either hip or knee replacement surgery. The Company gained approval in the U.K. to amend the trial to include higher doses over extended periods of time as well as include other orthopedic surgeries such as spinal surgery. The amended trial protocol was submitted for approval by the FDA in January 1999. The trial, totaling 40 patients, is now complete and was conducted in the U.K. and the U.S. There were no clinically limiting side effects observed throughout the trial.

         - In June 1998, Hemosol received approval from the Health Protection Branch of Health Canada to start a Phase II clinical trial for HEMOLINK in patients undergoing CABG surgery. This was followed by approval in July 1998 by the Medicines Control Agency in the U.K. This trial was completed in March 1999 with no clinically limiting side effects observed throughout this trial. Ninety percent of the

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                  HEMOLINK patients avoided allergenic blood compared with 53%
                  of the control patients, statistically a significant result. These preliminary efficacy findings aided in design and choice of the dose used in the Phase III clinical program. In August 1998, Hemosol received clearance from the FDA to undertake a Phase II clinical trial in the U.S. in patients undergoing CABG surgery. This trial was completed in December 1999 and demonstrated HEMOLINK was safe in this patient population and there were no clinically limiting side effects observed.

         - In February 1999, Hemosol filed Investigational New Drug applications with Canadian, U.S. and U.K. regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing CABG surgery. Hemosol was cleared in the U.K. in March 1999, and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the U.K. and safety and efficacy data was reported in the second quarter of 2000 A U.S. Phase III CABG trial was started in the fourth quarter of 2000.

         - On August 13, 2001 Hemosol received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, the Company suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.

         - On November 21, 2001, Hemosol received approval from the FDA to begin the aforementioned more comprehensive Phase II clinical trial with HEMOLINK (HLK 213), in primary CABG surgery. This trial was planned to include 180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S. and the U.K.

         - On January 31, 2002 the FDA notified Hemosol that it could proceed with its Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

         - On March 20, 2002 Health Canada advised Hemosol that its Canadian New Drug Submission ("NDS") for HEMOLINK had not been approved for marketing in Canada. Health Canada advised Hemosol that it will require additional data in a re-filed NDS. The Company continues to evaluate this situation and will determine its Canadian regulatory strategy once additional data is available.

         - On March 26, 2002 the FDA notified Hemosol that it was cleared to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study is designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the U.S. with lung or ovarian cancer who are being treated with erythropoietin for chemotherapy-induced anemia.

         - On April 10, 2002 Health Canada advised Hemosol that it could proceed in Canada with its Phase II trial in primary CABG surgery which is currently being conducted in the U.S. and the U.K. and the planned Phase II trial in "re-do" CABG surgery.

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RECENT DEVELOPMENTS

                  In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial (HLK210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with this new orthopedic surgery trial would form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the ongoing "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

                  In January 2003, the Company announced that John Kennedy, the President and CEO was undergoing outpatient cancer treatment while continuing his role and responsibilities within the Company.

                  In February 2003, Hemosol received clearance to proceed with a trial to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

                  In April 2003, following the receipt by the Company of information from the DSMB for the Phase II CABG study (HLK 213), Hemosol elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. While the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. The Company believes that the DSMB's observation from the CABG trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting all Phase II studies and proceeding with the severe acute anemia trial.

                  In April 2003, the Company took additional proactive steps to manage its cash burn-rate and scale back all spending not related to the analysis of the HLK 213 data, by giving eight week working notice to substantially all of its employees. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The expected cost of these severances and the retention program is estimated to be between $1.5 million and $2 million. During the data review period, the Company plans to continue a number of strategic initiatives that included ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.

                  In May 2003, the Company announced that it had reduced its monthly burn rate to $1 million and that it anticipated that its existing credit facility (see "Narrative Description of the Business - "Credit Facility") will provide sufficient cash resources to support ongoing operations into the latter half of 2003. As at February 2003, the Company had drawn down $10 million from the credit facility and it expects to draw down the remaining $10 million prior to the end of August 2003.

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                  In May 2003, Mr. John Kennedy, the President and Chief
Executive Officer took a medical leave of absence for an indeterminate period of time and Mr. Lee Hartwell the Chief Financial Officer was appointed interim Chief Executive Officer.

FINANCING AND STRATEGIC HIGHLIGHTS

                  In January 2000, the Company sold its option to acquire 948,214 of its issued common shares from Fresenius A.G. for $8,533,926.

                  In January 2000, Hemosol completed a bought deal offering of 5,520,000 common shares at $8.35 per common share for gross proceeds of $46,092,000.

                  In April 2000, Hemosol completed a bought deal offering of 1,219,000 common shares at $19.00 per common share for gross proceeds of $23,161,000.

                  In October 2000, Hemosol entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which Hemosol agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing and sale of HEMOLINK in southern and eastern Europe. In November 2000, Hemosol issued 333,333 common shares for gross proceeds of $5 million in a private placement transaction with Dompe. In addition, Dompe was granted a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired. See "Narrative Description of the Business - Sales and Marketing" below.

                  In March 2001, the Company issued 8,050,000 common shares pursuant to a public offering in the United States and Canada at U.S.$8.78 per share for gross proceeds of U.S.$70,679,000.

                  In April 2002, the Company issued 4,900,000 units pursuant to a public offering in Canada at $4.50 per unit for gross proceeds of $22,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $5.50. The warrants expired on April 18, 2003.

                  Hemosol has incurred losses in every year since its inception, with a cumulative deficit of $241 million as at December 31, 2002.

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

                  Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's immediate focus is on the development and successful commercialization of HEMOLINK.

                  HEMOLINK is a highly purified human-derived oxygen therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. Potential benefits of HEMOLINK therapy include:

         - immediate efficient oxygen delivery to vital organs and tissues;

         -        universal compatibility with all blood types;

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         -        greater assurance of safety from viral and bacterial
                  contamination;

         - a reduced risk of allergic or immune reaction compared to donor RBCs; and

         - an extended shelf-life of approximately 30 months compared to 42 days for donor RBCs.

                  Hemosol believes that these potential benefits will provide the medical community and the public with new ways to sustain life, and avoid the effects of acute anemia while avoiding or reducing patient exposure to donor blood.

BACKGROUND

                  Hemoglobin is a protein found in RBCs - the active carrier of oxygen from the lungs to the body's tissues. This delivery of oxygen is essential to sustain life. Anemia is a clinical condition experienced by individuals with low hemoglobin levels. Anemia results from the loss of circulating RBCs and can be chronic (long-term) or acute (short-term). Acute anemia can either be of surgical origin, when blood is lost during surgery, or of medical origin, when normal red blood cell production is interrupted either by a disease or its treatment. Acute anemia is a serious clinical situation, particularly when the hemoglobin deficiency is profound or if the patient is medically compromised. Donor red blood cell transfusion is currently the only accessible treatment option to attempt to regain adequate oxygen delivery for most patients suffering from acute anemia.

                  Current transfusion practice with donor RBCs is associated with several areas of concern and is subject to limitations. These include:

         - DIMINISHED OXYGEN DELIVERY CAPACITY OF DONOR RBCS. The ability of donor RBCs to offload oxygen efficiently begins to deteriorate immediately upon collection. The longer donor RBCs are stored, the greater this deterioration and the longer it takes donor RBCs to regain maximum oxygen offloading capability. Donor RBCs that have been stored for more than 14 days are often viewed as having seriously impaired value as a therapy for acute anemia.

         - RISK OF BLOOD TYPE MISMATCH REACTION. The membranes of RBCs contain molecules that determine blood type. Before blood can be given to a patient, it must be grouped and cross-matched to ensure it is of the correct type. Cross-matching refers to the matching of donor whole blood to the recipient's blood type. If not matched and typed correctly, a unit of donor blood can cause a serious and sometimes fatal reaction in the recipient. Cross-matching is a labor-intensive and time-consuming process susceptible to human error.

         - POTENTIAL ADVERSE IMMUNE REACTIONS. Red blood cells or other cells present in a transfusion of donor blood can suppress a recipient's immune system, resulting in an increased risk of post-surgical infection. In addition, donor blood transfusions can result in the development of antibodies that may make cross-matching more difficult or may result in immune reactions. Patients frequently receive blood from several different donors during a surgical procedure, increasing the chance of such immune reactions.

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         -        RISK OF TRANSMISSION OF INFECTIOUS DISEASES. Transmission of
                  blood-borne infectious diseases has historically been a concern with donor RBCs. Although improved testing and screening methods have significantly reduced the risk of transmission of infectious agents, such as HIV and hepatitis, there is currently no 100% effective method for detecting blood-borne diseases or for sterilizing donor blood. As a result, the risk of disease transmission from donor blood is an ongoing concern to physicians and patients.

         - LIMITED STORAGE AND BURDENSOME INVENTORY MANAGEMENT. Current transfusion standards require donor blood to be stored under refrigerated conditions for not more than 42 days. At room temperature, the shelf life of RBCs is less than 24 hours. Donor RBCs must also be administered to the patient within two hours after being removed from refrigeration. Given its limited storage life, it is not practical to stockpile large supplies of donor blood. Although freezing can extend the storage life of RBCs, the freezing and thawing process requires chemical treatment of these cells, which reduces their efficacy after transfusion. In addition, all hospitals impose strict administrative and procedural regulations on donor blood, including:

                           - each individual unit must be carefully tracked from the blood bank to the point of transfusion;

                           - each unit of blood transfused requires confirmation, usually from two nurses, that the unit is given to the correct patient; and

                           - the recipient must be monitored by a nurse, both during transfusion and for a period of time after each transfusion.

                  As a result of these factors, hospitals must devote significant human and financial resources to managing their inventory of donor blood.

         - INCREASINGLY FREQUENT BLOOD SUPPLY SHORTAGES. The demand for donor blood has been steadily increasing as a result of an aging population and an increase in the number of blood-intensive procedures, such as organ transplants. In contrast, the overall supply of donor blood has been steadily decreasing due to a declining donor base and more stringent donor screening. Although the National Blood Data Resource Centre has indicated that the demand for donor blood has been increasing by approximately 1% annually, the supply of donor blood in North America has been declining since 1992, effectively narrowing the margin of surplus blood and creating supply shortage concerns. Statements by the American Red Cross indicate that local and regional shortages of donor blood are becoming increasingly common.

                  Hemosol believes that the availability of a hemoglobin-based product designed to act as an oxygen carrier that would address and alleviate these concerns would find immediate medical application and commercial demand.

THE HEMOSOL SOLUTION: HEMOLINK

                  Hemosol has achieved significant progress towards developing a commercially viable life sustaining oxygen therapeutic called HEMOLINK. The development efforts for HEMOLINK have concentrated on two basic technologies:
(i) purifying the hemoglobin extracted from human RBCs to remove contaminating material; and (ii) cross-linking and polymerizing the hemoglobin in a stable form to provide oxygen-carrying properties.

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                                      -11-

                  HEMOLINK is created through a series of proprietary purification processes that separate the hemoglobin from RBCs, significantly reducing the risk of viral contamination compared to a unit of donor RBCs. Hemosol currently obtains hemoglobin from fully tested, outdated or fresh human RBCs, which are then washed to remove plasma and other residual blood components. The RBCs are broken apart to release the hemoglobin, which is then extensively purified. The purification process includes steps which have been demonstrated to destroy or remove infectious agents, such as blood-borne viruses and bacteria that may have eluded extensive testing at the collection site.

                  In its natural environment within the red blood cell, hemoglobin alternates between two molecular shapes, permitting oxygen to be bound in the lungs and released in peripheral circulation. For cell-free hemoglobin to be effective as an oxygen carrier, it must be modified and chemically stabilized. Hemosol chemically modifies the highly purified hemoglobin through a process called cross-linking, using a reagent prepared from raffinose, a sugar molecule. This reagent forms linkages between the hemoglobin molecules to produce hemoglobin polymers. This process creates stable links both within and between the hemoglobin molecules, allowing for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research conducted in the early 1980s at Canada's Department of National Defence, which has licensed the technology exclusively to Hemosol. The final product is natural-sourced and ultra-purified, free from elements of the red cell membrane as well as from other blood components, and can be used regardless of blood type.

HEMOLINK APPLICATIONS

                  Oxygen therapeutics were initially projected to find clinical application in conditions where RBCs are currently used. However, these products are also optimally suited to sustaining life in clinical conditions where the use of RBCs can be either ineffective or inappropriate.

                  Scheduled surgery constitutes the most appropriate clinical model to evaluate hemoglobin replacement products in a controlled fashion and provide data directly applicable in the development of trials for other situations of acute hemoglobin deficiency. Potential applications for oxygen therapeutics include the following:

         - SCHEDULED SURGERY. Routine surgical procedures requiring transfusion of blood donated by another individual carry a small risk of infection as well as the risk of mismatched transfusions and reactions to other components present in RBCs. Also, donor RBCs are not always available when needed. Scheduled surgeries are sometimes postponed because there is no supply of a specific type of donor RBCs. For these reasons, a safe, universally compatible hemoglobin replacement product is an attractive alternative to donor blood during scheduled surgery.

         - ACUTE ANEMIA. For anemic patients who require an exogenous source of erythropoietin to stimulate the production of RBCs, hemoglobin replacement products may play an important role. Erythropoietin is used to treat anemia caused by renal insufficiency or surgery. Erythropoietin activates the production of red cells over a 10 to 14 day period. Before the benefits of erythropoietin are realized, HEMOLINK could fill an important clinical need by providing a source of exogenous, highly purified and affective hemoglobin until the body's natural process of red blood cell production, stimulated by erythropoietin, is producing mature red cells at adequate levels in the circulation.

         - ISCHEMIC RESCUE. Ischemia refers to inadequate blood flow to a tissue or organ, often caused by vessel blockage, leading to oxygen deprivation. Ischemic rescue refers to overcoming the damaging ischemic effects through restoration of tissue perfusion, permitting restoration of oxygen delivery (e.g., with an oxygen carrier small enough to bypass a vessel blockage). In various clinical situations of ischemia such as myocardial infarction, stroke or in sickle cell anemia patients, hemoglobin-based oxygen carriers may be able to provide oxygen to the affected tissues due to their small size. The circulating hemoglobin-based oxygen carrier may be able to bypass the blockage and thus reduce the amount of oxygen-deprived tissue.

CLINICAL TRIALS

GENERAL

                  In general, the development of products such as HEMOLINK commences with discovery research followed by pre-clinical studies. Based on the data generated in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are normally conducted in three sequential phases. Initially, Phase I clinical trials are conducted on humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product.

                  After the satisfactory completion of the clinical trial process, a new drug submission is submitted to the health regulators in the U.S., Europe or other jurisdictions where marketing approval is sought. Following review of these license applications, each regulator will inspect or otherwise assess an applicant's manufacturing and testing facilities and, if everything is deemed satisfactory, that regulator will license the facilities.

                  To date, Hemosol has completed eight clinical trials of
                  HEMOLINK:

         - three in cardiovascular surgery, including a pivotal Phase III clinical trial in Canada and the U.K. in CABG surgery;

         -        three in orthopedic surgery;

         -        one in anemia; and

         -        one in healthy volunteers.

PHASE I CLINICAL TRIALS

                  In February 1995, Hemosol received approval from Health Canada to initiate a Phase I clinical trial for HEMOLINK in Canada. Hemosol completed this initial clinical trial in October 1995. Hemosol gave 33 healthy volunteers doses of up to 600 milligrams of HEMOLINK per kilogram of body weight to assess dose tolerance, clinical pharmacology and to identify any associated adverse reactions. Summaries of clinical data provided to regulatory authorities in both Canada and the U.S. indicated that HEMOLINK caused no clinically significant cardiovascular, pulmonary or renal effects, although individuals that received more than 500 milligrams of HEMOLINK per kilogram of body weight experienced moderate gastro-intestinal discomfort. Some of Hemosol's competitors reported similar gastro-intestinal effects at much lower doses in Phase I clinical trials they had conducted.

                  Based on the Phase I clinical trial results and knowledge that others in the field had noted similar gastro-intestinal effects, Hemosol undertook to evaluate the cause of these effects, methods of controlling them and to confirm that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4 degrees C. Hemosol determined that common surgical medications would adequately control gastro-intestinal discomfort and that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4 degrees C.

PHASE II CLINICAL TRIALS

                  In October 1996, Hemosol filed an application with Health Canada for a Phase II orthopedic clinical trial for HEMOLINK. Hemosol obtained approval from Health Canada in February 1997 to proceed with this Phase II clinical trial which commenced in May 1997 at The Toronto General Hospital. Originally this trial was restricted to patients under 65 years old who were undergoing hip replacement surgery. During 1997, Hemosol obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. The trial was completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. Of these 16 patients, 12 patients received HEMOLINK and the remaining four patients received other treatment as a comparator to HEMOLINK. Patients were given escalated doses of up to 50 grams (500 milliliters) to test the product's efficacy and safety. These doses were higher than those given in the Phase I clinical trials. No clinically limiting side effects were observed throughout the Phase II clinical trial. None of the 12 patients who received HEMOLINK required donated blood.

                  In November 1996, Hemosol's scientists showed that HEMOLINK substantially enhances the in vitro growth of RBCs induced by erythropoietin. In 1997, Hemosol conducted an additional Phase II clinical trial in Canada for HEMOLINK in conjunction with erythropoietin in patients with chronic anemia associated with kidney failure. In April 1998, Hemosol received clearance from the FDA to expand this Phase II clinical trial into the U.S. In November 1998, the enrolment target of 29 patients for the trial in Canada and the U.S. was achieved. This trial provided evidence of HEMOLINK's safety in multiple doses in this patient population. Data obtained from this Phase II clinical trial has encouraged Hemosol to conduct additional trials in this and other acute anemias, such as those associated with the treatment of cancer. Hemosol initiated a Phase II clinical trial for HEMOLINK in the U.S. in the fourth quarter of 2000 for acute anemia in cancer patients undergoing aggressive chemotherapy.

                  In April 1998, the Medicines Control Agency, the government agency in the U.K. that regulates public health and safety, approved commencement of a Phase II clinical trial in the U.K. using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial initially involved a total of 18 patients who underwent either hip or knee replacement surgery. Of these 18 patients, 12 were given escalated doses of up to 50 grams (500 milliliters) to test the product's efficacy and safety. This trial was completed in October 1998. No clinically limiting side effects were observed throughout this trial. Hemosol subsequently obtained approval to amend the original protocol and extend the study with an additional 22 patients treated at higher doses over longer periods of time, as well as to include other orthopedic surgeries such as spinal surgery. Hemosol submitted the amended trial protocol for approval to the FDA in January 1999. The amended trial was conducted in the U.K. and the U.S., involved a total of 40 patients and was completed in July 1999. No clinically limiting side effects were observed throughout the trial.

                  In June 1998, Hemosol received approval from Health Canada and the Medicines Control Agency to start an additional Phase II clinical trial in Canada and the U.K. for HEMOLINK in patients undergoing CABG surgery. Hemosol completed the Canada/U.K. trial in March 1999. No clinically limiting side effects were observed throughout this trial. Half of the patients in this trial received up to 100 grams (1000 ml) of HEMOLINK, while the other half received up to 75 grams (750 milliliters) of pentastarch, an established volume expander. Ninety percent of patients that received HEMOLINK avoided the use of donor blood, compared with 53% of the control patients, a statistically significant result. These efficacy findings aided in the design and choice of the dose used in the Phase III clinical program.

                  In August 1998, Hemosol received clearance from the FDA to undertake a similar Phase II clinical trial in the U.S. for HEMOLINK in patients undergoing CABG surgery. This trial evaluated increasing doses of HEMOLINK in the 250-750 ml range. Hemosol completed the U.S. trial in December 1999 and has subsequently evaluated the data and completed a final report. Based on the review of the data obtained from this trial, Hemosol believes that this trial demonstrated that HEMOLINK was safe in this patient population. No clinically limiting side effects were observed and the use of HEMOLINK was effective at reducing the need for donor blood in the patient population that received 75 grams (750 ml) of hemoglobin.

                  Hemosol is currently conducting two additional Phase II clinical trials in the U.S., one in primary CABG surgery and a second in high blood loss orthopedic surgery. In March 2003, the Company voluntarily suspended enrolment in both of these Phase II clinical trials pending a full review of the safety data from the Phase II CABG trial. Further discussions with the relevant regulatory agencies will be required prior to re-starting any of the Company's Phase II trial activities. See "Recent Developments"

PHASE III CLINICAL TRIALS

                  In February 1999, Hemosol filed applications to conduct Phase III clinical trials for HEMOLINK in Canada, the U.S. and the U.K. Hemosol was permitted to commence a Phase III clinical trial for HEMOLINK in patients undergoing CABG surgery in the UK in March 1999 and in Canada in April 1999. Hemosol completed the first Phase III clinical trial for patient treatment in CABG surgery at sites in Canada and the U.K. in June 2000. A total of 299 patients were treated in this trial.

                  The results of this pivotal Phase III clinical trial demonstrated that HEMOLINK was highly effective in reducing the need for a transfusion of donor RBCs in patients undergoing routine CABG surgery. In an efficacy analysis conducted in a subset of 288 patients, results showed that 27% of the control group received a transfusion of donor RBCs compared with only 17% of the HEMOLINK group where 83% of patients avoided transfusion of donor RBCs. This was a statistically significant difference. Furthermore, in the HEMOLINK treated group:

         - the amount of donor blood used in patients requiring transfusion was significantly reduced;

         - time to first transfusion of donor RBCs was significantly longer; and

         - significantly less other blood products were used, including plasma and platelets.

REGULATORY MATTERS

                  The production and marketing of human therapeutic products are governed by a variety of laws in Canada, the U.S., Europe and other countries. These laws increase the difficulty, time and costs involved in commercializing such products. They mandate licensing of manufacturing and testing facilities, rigorous pre-clinical and clinical testing and government review and approval of new products prior to release for commercial distribution and sale. They also govern such matters as the labeling, storage, record keeping, pricing, advertising and promotion of new products. Compliance with these requirements involves substantial expenditures.

                  New product applications generally include complete descriptions of the manufacturing and testing facilities, the production processes, including filling and packaging, the tests performed on the product, all the clinical and animal data collected with the appropriate interpretations and summaries, the proposed labeling and package insert and any other relevant information with respect to the product and its use. The results of the testing must establish the purity, safety and efficacy of the product for each intended use. Following review of the license applications, manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a license is issued. Oftentimes, regulators require additional commitments from the applicant, such as additional trials or other testing of the product, as a condition to issuing a license.

                  The manufacture, marketing and sale of approved products is also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the license holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

                  In July 2000, based on the successful results of the Phase III clinical trial in Canada and the U.K., Hemosol submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as CABG, to avoid or reduce the use of donor RBCs. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. Priority review status is granted to a small number of potentially important new products. The target review period of 180 days for priority products is significantly shorter than the usual review period. Hemosol was advised by Health Canada that its priority review period commenced on September 22, 2000. On April 25, 2001, Hemosol announced that Health Canada had completed its first review of its new drug submission. Health Canada provided Hemosol with a comprehensive set of questions relating to the new drug submission. The Company responded to these questions and, on March 20, 2002, Health Canada advised Hemosol that its New Drug Submission ("NDS") for HEMOLINK could not be approved for marketing in Canada at that time and that Health Canada will require additional data in a re-filed NDS. The Company continues to assess this situation and will determine its Canadian regulatory strategy once additional data is available including results from its two suspended U.S. Phase II trials.

                  In February 2001, Hemosol submitted an application to the Medicines Control Agency ("MCA"), the regulatory authority in the U.K., for marketing approval of HEMOLINK in the U.K. Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe, with the U.K. as the reference member state. Under this procedure, the reference member state is responsible for the primary review of the marketing application. Once the review is complete and if the HEMOLINK application is judged to be satisfactory and receives approval in the U.K., other selected European countries will be asked to recognize the approval. By May 2001, the MCA had completed its review of the marketing application and provided a series of questions for Hemosol. A complete response by the Company to the MCA will not be possible until additional clinical trial data is available.

                  On August 13, 2001 Hemosol received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. On November 21, 2001, following discussions with the FDA and making changes to the clinical trial protocol to address the FDA's concerns, Hemosol received clearance from the FDA to begin a Phase II clinical trial with HEMOLINKin primary CABG surgery. Under the revised protocol, this trial was to include 180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S. and the U.K.

                  On January 31, 2002 the FDA notified Hemosol that it could proceed with a second Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

                  In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with the orthopedic surgery trial would form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

                  In February 2003, Hemosol received clearance to proceed with a study to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

                  In April 2003, , following the receipt by the Company of information from the DSMB for the Phase II CABG study, Hemosol elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of

HEMOLINK in patients undergoing orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting any Phase II studies and proceeding with the sever acute anemia trial.

MARKET

                  The cost to hospitals associated with the transfusion of a unit of RBCs has been estimated to exceed US$500 per unit, as more stringent safety measures are being implemented to provide the best available screening, testing and handling methodologies.

                  It is estimated that approximately US$4.5 billion is spent annually in North America to treat acute anemia. Globally, the acquisition cost alone for RBCs to manage acute anemia is estimated to be as high as US$15 billion. However, oxygen therapeutics have potential application beyond where RBCs are currently employed. Specifically they may provide enhanced outcomes in other medical situations where therapeutically enhanced oxygen delivery may be beneficial to patients, such as in cancer chemo or radiation therapy or situations of life threatening blood loss.

                  It is estimated that approximately 60% of all donor RBC transfusions are used to manage acute anemia due to surgery. According to a 1996 publication, approximately 600,000 Americans and 250,000 Europeans undergo CABG surgery each year, and nearly half of these patients already receive acute anemia therapy under current practice. However, all such patients are at risk of experiencing acute anemia due to their surgery, and the use of HEMOLINK may allow these patients to avoid the consequences of reduced oxygen delivery during the pre-operative period. Hemosol's internal forecasts, based on the annual incidence of cardiac surgery in North America alone, indicate that the overall potential for HEMOLINK is approximately 1.5 million 25-gram therapeutic doses per year, assuming all cardiac surgery patients receive HEMOLINK to treat or avoid acute anemia.

COMPETING PRODUCTS

                  Hemoglobin-based oxygen carriers are part of a larger class of products known as oxygen therapeutics. Oxygen therapeutic products currently fall into two major categories: approaches based on hemoglobin (human or bovine) and those based on perfluorocarbon technology. In the case of the hemoglobin-based oxygen carriers ("HBOCs"), hemoglobin properties are modified by cross-linking, and by polymerization of the modified hemoglobin itself. HBOCs bind and release oxygen in a manner similar to that of endogenous hemoglobin contained within RBCs. In contrast, perfluorocarbon oxygen carriers are water-soluble organic liquids that dissolve oxygen (as well as other gases) as a means of transporting this life-sustaining gas to tissues.

                  HEMOLINK is a hemoglobin replacement product which falls into the class of human-derived HBOCs. It was the first HBOC to have successfully completed and fully reported on a Phase III clinical trial.

                  Clinical studies by Hemosol's competitors using both human and bovine-derived HBOCs manufactured by Northfield Laboratories Inc. and Biopure Corporation, respectively, as well as at least one perfluorocarbon, are underway in various stages for elective surgical indications. Indications under evaluation by Hemosol's competitors include cardiovascular surgery (CABG surgery and aortic aneurysm repair), orthopedic surgery (hip, knee and spine), and general surgery (including digestive and urinary tract procedures). At the time of filing of this AIF, Biopure Corporation has an application being reviewed by the FDA for approval to market its HBOC in the U.S. for use in adult patients undergoing elective orthopedic surgery.. Since the Company believes that demand for oxygen therapeutics will exceed the ability of the industry to manufacture these products, production capacity is expected to be a critical success factor in determining respective market shares. Among the HBOC competitors, Hemosol believes that during the important launch phase, it will have a strong manufacturing position and the attendant ability to supply product to meet market demand due to construction of its new commercial production facility in Mississauga, Ontario.

RAW MATERIALS

                  The purification and cross-linking technology Hemosol uses enables it to process hemoglobin derived from humans. High-quality raw materials are readily available. Hemosol's current source is outdated RBCs collected from various FDA-approved collection centres in the U.S. As demand for HBOCs grows, Hemosol expects that the blood system will evolve to make additional RBCs available for manufacture. Hemosol believes that it will be in the interest of suppliers to make RBCs available to companies like Hemosol.

                  Hemosol also continues to source RBCs through the Pennsylvania Plasma Company ("Pennsylvania"), a wholly owned subsidiary of BioLifeSciences, a Division of Baxter Pharmaceuticals. Hemosol has established agreements with a number of FDA-approved collectors of RBCs and Pennsylvania administers the collection activity of RBCs for use in the production of HEMOLINK on behalf of the Company. Pennsylvania is the Company's exclusive collection agent for RBCs. The cost of a single unit of RBCs is approximately $25 and the Company does not foresee any difficulty with respect to the procurement of sufficient RBCs to meet its commercial goals.

INTELLECTUAL PROPERTY

                  Patent, trademarks, trade-secrets, technology, know-how and other proprietary rights are important to Hemosol's business. Hemosol actively seeks patent protection in the U.S., Canada and abroad, and closely monitors patent activities related to its business areas. Hemosol has an exclusive license to three issued U.S. patents and owns four additional U.S. patents covering the hemoglobin purification and crosslinking technologies used in the manufacturing of its hemoglobin-based oxygen carrier named HEMOLINK. Hemosol has full patent applications covering 12 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All of Hemosol's current employees have entered into confidentiality and intellectual property assignment agreements. In addition, Hemosol has trademark applications or registration for HEMOLINK in Canada, U.S. and other countries. Hemosol is pursuing and/or has obtained trademark registration in Canada, the U.S. and selected countries for HEMOSOL, Hemosol's H logo, and/or other trademarks related to the HEMOLINK product and Hemosol's pipeline technologies.

LICENSED TECHNOLOGY

                  Under an amended and restated licence agreement dated as of March 1, 1999 between Hemosol and the Department of National Defence, Hemosol licenses an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This licence is exclusive to Hemosol and gives Hemosol exclusive rights to use the technologies in 25 countries. Under this licence, Hemosol is required to pay to the Canadian government royalties based upon net sales of products produced using the licensed technology, as well as a percentage of annual consideration received for sublicensing this technology. Hemosol is required to pay in advance minimum annual royalties to the Canadian government equal to the greater of $10,000 and 20% of the royalty payable during the immediately preceding year. Hemosol has the right to commute future royalties payable to the Canadian government by paying the greater of $4 million or an amount equal to five times the previous year's royalties. Hemosol believes that this licence is presently in good standing. All patents in this series are now issued.

                  In October 2000, Hemosol purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, Hemosol must make cash payments to Baxter over a three-year period and pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

PROPRIETARY TECHNOLOGY

                  Hemosol filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the U.S. in March 1993. Subsequently, Hemosol extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent has been issued in all countries where the application was filed. These patents cover methods to increase crosslinking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, Hemosol is pursuing protection of various innovations to the manufacturing process and other inventions related to its core activities.

                  In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition which is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and less than 600,000 daltons while avoiding very large molecules.

                  Hemosol has filed patent applications for its displacement chromatography process in the U.S., Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. Hemosol filed a continuation in-part application in the U.S. to cover later developments in the technology. The patent has been issued in all these countries except Japan where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which Hemosol obtains extensively purified hemoglobin prior to cross-linking as well as other potential applications for the technology.

                  Hemosol constantly monitors relevant patents applied for or issued to its competitors. Upon locating a patent or patent application of a third party which appears to Hemosol to pose a threat to its operations or proposed operations, Hemosol takes steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, Hemosol has entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, Hemosol was an active opponent to four European patents. One case that was under appeal by the patentee was fully resolved to Hemosol's satisfaction. Another case was scheduled for Hearing and Hemosol filed additional arguments but, at the request of the patentee, the Hearing was postponed to 2003. The other two cases are still pending and activities are not expected before 2004. Hemosol has established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. Hemosol will prepare and prosecute other European patent oppositions as and when it believes they are warranted.

OTHER PRODUCTS IN DEVELOPMENT

                  Hemosol has a rich and diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol scientists in protein bioconjugation and cell expansion. HEMOLINKis one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

                  As a means of establishing it own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have lead to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer.

                  Where appropriate, Hemosol has filed patent applications in Canada, the U.S. and Europe for these technologies. Hemosol has also acquired key patents to broaden its intellectual property protection in hemoglobin-based drug delivery.

HIGH VOLUME BLOOD LOSS INDICATION

                  Hemosol is developing HRC 101 as a potential treatment for high-volume and post-surgical blood loss. Invasive surgical procedures and trauma can result in the loss of substantial amounts of blood, leading to acute anemia and complications resulting from severely reduced blood pressure. The current practice for treating high-volume blood loss often involves the infusion of non-oxygen carrying volume expanders that, while restoring the patient's blood volume, does not address the accompanying anemia and requirement for tissue oxygenation.

                  HRC 101 is a proprietary high molecular weight conjugate comprised of a chemically modified approved volume expander called hydroxyethyl starch (HES) and purified human hemoglobin. HRC 101 is designed to combine the volume-expansion capabilities of HES and the oxygen-delivery capabilities of hemoglobin to restore and maintain blood volume and to provide extended oxygen delivery to tissues. In 2002, Hemosol conducted extensive pre-clinical screening of several proprietary formulations of HRC 101. Advances were also made in the development of a commercially scaleable process.

ISCHEMIA-REPERFUSION INJURY INDICATION

                  HRC 102 is an HBOC developed by Hemosol scientists designed to prevent oxidative stress while simultaneously providing necessary oxygen to tissue. Oxidative stress is a serious cause of tissue damage resulting from the rapid reoxygenation of tissue during certain surgical procedures and is associated with pathological conditions and complications of organ transplantation. This condition is often referred to as ischemia-reperfusion injury. The oxidative stress results from the formation of reactive oxygen species at the site of reoxygenation, resulting in tissue damage. However, such reactive oxygen species may be effectively neutralized by anti-oxidants. HRC 102 is a proprietary conjugate of cross-linked hemoglobin and a powerful anti-oxidant based on vitamin E. Unlike RBCs, which are not easily modified, anti-oxidants may be readily attached to hemoglobin to create a product that delivers oxygen while simultaneously locating anti-oxidants at sites of oxidative stress. In 2002, a rapid in vitro assay was developed to characterize the anti-oxidant activity of various HRC 102 formulations, and HRC 102 is now poised for pre-clinical development to identify the most appropriate clinical indication. Pre-clinical models have been identified for evaluation of the anti-oxidant activity of HRC 102.

LIVER DISEASE INDICATIONS

                  Hemosol has developed a hemoglobin-based drug delivery platform technology called HEPSELECT(TM). The HEPSELECT technology is based upon the specific attachment of therapeutic drugs and diagnostic agents to hemoglobin for selective delivery of such agents to the liver using the body's natural pathway for hemoglobin clearance. The ability to selectively deliver drugs to the liver may lead to improvement in the treatment of liver disease. For example, anti-viral and anti-tumour drugs may be linked to hemoglobin and the conjugates administered to patients as a treatment for hepatitis C and liver cancer, respectively. The HEPSELECT technology offers the opportunity to improve drug efficacy by targeting the drug to the liver, increasing drug stability and reducing systemic drug toxicity. Targeted delivery to the liver combined with an extended drug half-life may translate into improved dosing regimens and to the more effective use of certain therapeutic drugs that may otherwise be unsuitable for systemic administration.

                  In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administration of the free drug. These results support proof-of-concept for HEPSELECT and suggest that this drug delivery platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

                  HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesised and characterised. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

                  HRC 201 is a conjugate of hemoglobin and a radioactive imaging agent that may be used for diagnostic imaging and radiotherapy of primary liver cancer. Pre-clinical imaging studies showed rapid uptake of and localisation of HRC 201 in the liver, providing high fidelity images with low background interference. Current development of HRC 201 is focused on further pre-clinical imaging studies in order to optimize liver imaging and to support proof-of-concept for the HEPSELECT drug delivery platform.

HEMOGLOBIN SOURCE

                  Hemosol is developing cell expansion technology in two main areas. One program (HRC 301) is directed to the development of an alternative, and more controlled, supply of human hemoglobin for Hemosol's hemoglobin-based products. Such an alternative source of hemoglobin would be independent of the existing blood collection and distribution system. Hemosol scientists have developed cell culture methods to grow cells producing hemoglobin at levels more than twice that of mature RBCs and at cell densities sufficient to support scaled-up hemoglobin production for potential commercial extraction. The cell culture-derived hemoglobin has been purified and cross-linked using Hemosol's cross-linking technology to create a product with physical and functional characteristics very similar to HEMOLINK.

CELL THERAPY

                  The second program in cell expansion at Hemosol is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood-forming stem cells has lead to the development of technology to expand human gamma delta (gamma delta) T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Hemosol scientists have succeeded in expanding highly purified populations of (gamma delta) T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. Hemosol has received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, ex vivo expanded (gamma delta) T cells in patients with chronic myelogenous leukemia. It is hoped that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the (gamma delta) T cell therapy should have application in many other forms of cancer, as well as in the treatment of certain types of infection.

HUMAN RESOURCES

                  Hemosol has been successful in recruiting a cadre of experienced research, development, manufacturing, quality assurance, quality control, clinical administrative and regulatory personnel needed to advance through clinical studies. As at December 31, 2002, Hemosol employed approximately 150 employees. Hemosol also utilizes the services of several consultants.

                  On April 7, 2003 Hemosol gave working notice to substantially all of its employees. Following the provision of this working notice, Hemosol's full time staff will be reduced to approximately 40 employees at the end of the notice period. In the event that Hemosol resumes its clinical trial program following its safety review of the DSMB's observations, Hemosol expects to maintain and recruit the staff required for such purposes.

SALES AND MARKETING

                  Provided that a positive review of safety data is received from the HLK 213 Phase II clinical trial, Hemosol intends to recruit and train a specialty sales and marketing staff as required.

                  In October 2000, Hemosol entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which Hemosol agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing, sale and distribution of HEMOLINK in Southern and Eastern Europe. Formation of the strategic alliance between Hemosol and Dompe is subject to negotiation and execution of definitive agreements. The memorandum was amended during fiscal 2001 to extend the deadline for finalization of definitive agreements. Hemosol anticipates that if these agreements are finalized, Dompe will have exclusive marketing rights to HEMOLINK in Italy, Spain, Portugal, Greece, Turkey, Poland, Hungary, Russia, Austria and Switzerland. Pursuant to the memorandum of understanding, in November 2000, Dompe invested $5 million in Hemosol by purchasing 333,333 common shares. In addition, Hemosol granted Dompe a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired.

PROPERTY, PLANTS AND EQUIPMENT

                  Hemosol's facilities are comprised of a leased facility near Toronto's Pearson International Airport (the "Skyway facility") and the new corporate headquarters and manufacturing facility in Mississauga, Ontario (the "Meadowpine facility"). In aggregate, these facilities comprise approximately 150,000 square feet and house all of Hemosol's principal operations. Hemosol also has a U.S. office in Parsippany, New Jersey, comprising approximately 4,000 square feet.

                  Hemosol has completed validation and scale-up of the Skyway facility, which currently has an annual capacity of 25,000 units of HEMOLINK.

                  The construction of the Meadowpine facility was completed on schedule. In December 2001, Hemosol moved its offices and laboratories to this location. Installation of process equipment is complete and validation of this facility began in early 2003 and is ongoing. The Meadowpine facility will have initial production capacity of 300,000 units of HEMOLINK per year and further potential for expanding production capacity to 600,000 units per year. Hemosol expects that the total cost of constructing, commissioning and validating this facility will be approximately $90 million, of which Hemosol had expended approximately $85.8 million as of December 31, 2002.

ENVIRONMENTAL MATTERS

                  Hemosol's operations are subject to Canadian federal, provincial and municipal environmental laws. Hemosol believes that it is currently in material compliance with all applicable environmental laws.

                  Licensed contractors collect Hemosol's biomedical waste solids and liquid chemical waste for disposal. Hemosol discharges process waste waters containing trace blood components as effluent to municipal sanitary sewers. Waste water samples taken by the municipality confirm that the effluent discharge is within the limits prescribed by the municipal sewer use by-law.

                  Hemosol also uses small quantities of radioisotopes in research activities. The use and management of these radioisotopes is authorized and governed by a federal license granted to Hemosol.

                  Hemosol has adopted an environmental policy that commits it to compliance with applicable environmental laws. Hemosol has established an environmental management system to manage, control and restrict the potential environmental impact of its operations and to ensure continued compliance with applicable environmental laws.

CREDIT FACILITY

                  On October 25, 2002 The Bank of Nova Scotia agreed to provide a $20 million term loan to Hemosol (the "Loan"). The Loan has a term of 18 months and is extendible to 30 months. Hemosol's obligations in connection with the Loan are secured by a fixed and floating first charge in favour of the Bank of Nova Scotia over all of Hemosol's real and personal property assets. The Loan replaces Hemosol's undrawn $35 million senior credit facility which had a Cdn. $15 million cash collateral requirement. Terms of the Loan include less restrictive covenants and interest at the reduced rate of prime plus 2% per annum compared to prime plus 3% per annum for the unused senior credit facility. As a result, Hemosol formally terminated the senior credit facility on November 22, 2002. In addition, an unused $12.5 million subordinate credit facility was also formally terminated on November 22, 2002. Total deferred debt issue costs of approximately $6.5 million were written off during the fiscal year as a result of the cancellation of the $35 million senior and $12.5 million subordinate credit facilities. These costs represented both cash and non cash items.

                  On October 22, 2002, Hemosol entered into a memorandum of understanding with MDS Inc., pursuant to which MDS agreed to guarantee the Loan. Under this guarantee, the Bank of Nova Scotia agreed to request payment from MDS prior to exercising its remedies under the security granted by Hemosol and MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan and the security granted by Hemosol in connection with the Loan.

                  In consideration of providing the guarantee, Hemosol issued 6,000,000 warrants to MDS. Each warrant entitles MDS to subscribe for and purchase one common share of Hemosol at a price of $1.00. 5,000,000 warrants are exercisable, in whole or in part, from and after the date upon which the guarantee was delivered by MDS (the "Guarantee Date ") and prior to the later of the third anniversary of the Guarantee Date and, if the Loan is not repaid within 15 months of the Guarantee Date (the "Initial Term"), 12 months following the date upon which the Loan is repaid in full.

                  For each whole or part month that the Loan remains outstanding beyond the Initial Term (to a maximum of three additional months) (each such whole or part month being an "Extension Month"), MDS may exercise warrants entitling it to subscribe for 333,333 common shares (333,334 in the final Extension Month, to reach a potential total of 1,000,000) at any time and from time to time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date.

                  If the 5,000,000 warrants which are immediately exercisable were to be exercised, MDS would directly or indirectly control 12,991,203 Common shares (28.2% of Hemosol's issued and outstanding common shares). If the Loan is not repaid by Hemosol within the first 15 months and the Loan remains outstanding for an additional three months, up to 1,000,000 of the issued warrants would become exercisable. If all of these warrants become exercisable and are exercised by MDS, MDS would hold 13,991,203 common shares (30.3% of Hemosol's issued and outstanding common shares).

                  The memorandum of understanding contemplates that, in the event that regulatory approval is obtained to issue an additional 4,000,000 Warrants (the "Additional Warrants") to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 Common Shares at a price of Cdn. $1.00 per Common Share, the Loan may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate). In such case, the Company will issue 4,000,000 Additional Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Loan remains outstanding beyond 18 months (to a maximum of 12 additional months) (each such whole or part month being an "Additional Extension Month"), MDS may exercise Additional Warrants entitling it to subscribe for 333,333 Common Shares (333,337 in the final Additional Extension Month, to reach a total of 4,000,000) at any time and from time to time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date.

RISKS AND UNCERTAINTIES

                  Hemosol's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved to obtain required regulatory approvals, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of Hemosol's products, and competition from other biopharmaceutical companies.

REQUIREMENT FOR REGULATORY APPROVALS

                  In the near term, Hemosol's success will depend on its ability to commercialize HEMOLINK. However, Hemosol's ability to commercialize HEMOLINK is subject to the regulatory applications that have been submitted U.K. Hemosol intends to market HEMOLINK in the U.S., Europe and other international markets and will require separate regulatory approval from each jurisdiction. If Hemosol does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and its business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. Hemosol cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

LIMITED MANUFACTURING CAPABILITIES

                  To date, Hemosol has carried out its production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, Hemosol must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner.

                  In an effort to significantly shorten the time to profitable commercialization, Hemosol has built the Meadowpine facility with an annual capacity of 300,000 units of HEMOLINK, in anticipation of regulatory approvals. This facility can be expanded at added cost to produce in excess of 600,000 units annually. Hemosol's profitability will be affected if Hemosol is unable to achieve sufficient capacity and timely completion and validation of the new facility. The facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.

PRODUCT DEVELOPMENT

                  Hemosol's operations to date have consisted primarily of developing and testing its products. Hemosol has no operating history upon which to evaluate its business and prospects. To succeed, Hemosol must develop its products commercially, including obtaining appropriate regulatory approvals and selling adequate quantities of its products at a high enough price to generate a profit.

DEPENDENCE ON HEMOLINK FOR REVENUE

                  Hemosol will be highly dependent on HEMOLINK sales because the Company anticipates that HEMOLINK will account for substantially all of its revenue for the foreseeable future. To date, the size of the market for hemoglobin-based products, such as HEMOLINK, has been described primarily in terms related to the estimated number of red blood cell units utilized in blood transfusions and the potential for some portion to be replaced with such products. In addition, Hemosol expects several entirely new markets to emerge for clinical indications in which RBCs are not currently used. If Hemosol's assumptions and expectations concerning applications for HEMOLINK and its markets are incorrect, it may not be able to successfully commercialize HEMOLINK and may not become profitable.

PROJECTIONS

                  Hemosol's expectations regarding the success of HEMOLINK and its business are based on projections which may not bear out as expected. In press releases and other public documents, Hemosol has forecast the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize HEMOLINK. Hemosol cannot assure that clinical trials involving HEMOLINK will be successfully completed, that Hemosol will make regulatory submissions or receive regulatory approvals as forecasted or that Hemosol will be able to adhere to its current schedule for product launch. If Hemosol is unable to meet its projections, Hemosol will need additional financing in the future.

ADDITIONAL FINANCING

                  Hemosol requires substantial working capital to properly develop, manufacture and sell its products. Hemosol believes that, following the proactive steps taken in April, 2003 to reduce cash burn (see "Recent Developments), its current cash resources, together with the proceeds of its revised credit facility (see Narrative Description of the Business - "Credit Facility"), will be sufficient to fund its anticipated operating and capital expenditures through the end of December, 2003 at which point additional financing will be required. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

         - the analysis of safety data related to the HLK 213 clinical trial;

         -        research and development and clinical trial results generally;

         -        delays in start-up of Hemosol's new manufacturing facility;

         -        changes in any aspect of the regulatory process; and

         - delays in obtaining regulatory approval for HEMOLINK and for the Meadowpine facility.

                  Hemosol's capital-raising efforts could involve the issuance and sale of additional common shares and/or the sale of certain assets. Hemosol may not be able to raise any debt or equity financing if and when it is needed. If any financing Hemosol may require in the future is not made available, the Company's ability to continue as a going concern will be in substantial doubt.

CLINICAL TRIALS

                  In order to seek regulatory approval for the marketing and sale of Hemosol's products, it must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought.

                  Hemosol is developing other HBOCs in addition to HEMOLINK as well as hemoglobin-based drug delivery technology and cell expansion technology for alternative sources of hemoglobin - all of which are in pre-clinical studies. Hemosol has been cleared to conduct a Phase I clinical trial in Canada for cell and immune therapy application for Hemosol's cell expansion technology.

                  Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations in Canada and other jurisdictions. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional and potentially expensive studies in areas outside existing approved indications. Adverse results from or unanticipated delays in clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact on Hemosol's business.

MARKET AND DISTRIBUTION RISKS

                  Hemosol's success will also depend on its ability to market and distribute HEMOLINK effectively. However, Hemosol does not yet have in place the sales force and other distribution arrangements it will need to market HEMOLINK effectively, and Hemosol has no experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

PERSONNEL

                  Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel Hemosol requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. If Hemosol fails to attract and retain qualified personnel, its business operations and product development efforts will suffer. In addition, following the provision of notice to substantially all employees (see Narrative Description of the Business - "Human Resources"), the Company may resumes it clinical trials for HEMOLINK and require the services of employees who are no longer available or difficult to replace in a commercially reasonable time-frame or at competitive compensation rates.

INTELLECTUAL PROPERTY MATTERS

                  Hemosol relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with Hemosol using the same or similar technology. However, these laws afford only limited protection and may not adequately protect its rights to the extent necessary to sustain any competitive advantage Hemosol may have. Its patents may be challenged, invalidated or designed around by third parties. Its patent applications may not issue as patents in a form that will be advantageous to Hemosol or at all. If Hemosol's intellectual property does not provide sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if Hemosol loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.

                  Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods Hemosol employs may be covered by patents held by them.

                  In addition, because patent applications can take many years to issue, there may be currently pending applications of which Hemosol is unaware, which may later result in issued patents which its products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As Hemosol commercializes HEMOLINK and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against Hemosol may increase.

                  If Hemosol loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, Hemosol could be prevented from selling its products unless it can obtain a license to use technology or ideas covered by any such patent or is able to redesign its products to avoid infringement. A license may not be available at all or on terms acceptable to Hemosol, or Hemosol may not be able to redesign its products to avoid any infringement. Modification of its products or development of new products could require Hemosol to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. Hemosol will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required license or sublicense to these patents.

SOURCES OF HEMOGLOBIN AND OTHER MANUFACTURING COMPONENTS

                  Although Hemosol expects to be able to purchase sufficient quantities of human RBCs to support the early stages of HEMOLINK's commercialization, it may need to develop other sources of hemoglobin if this source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. Hemosol is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

                  Hemosol utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

PRODUCT LIABILITY CLAIMS

                  The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. Hemosol maintains product liability insurance coverage in the total amount of $30 million relating to Phase I, II, and III clinical trials. Hemosol intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. Hemosol cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

HEMOGLOBIN COULD CONTAIN INFECTIOUS AGENTS

                  Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While Hemosol is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the RBCs Hemosol obtains contains infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage the Company's reputation and impair its ability to market its products. In addition, Hemosol may be subject to significant liability claims.

TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD

                  The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

                  Although Hemosol is currently developing a new series of products based on research and development activities conducted to date, Hemosol may not be successful in developing or introducing to the market these or any other new products or technology. If Hemosol fails to develop and deploy new products on a successful and timely basis, Hemosol may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES

                  Hemosol has had losses from operations for each fiscal year since its inception. Hemosol expects to continue to incur losses from operations until it is able to commercialize HEMOLINK. Hemosol expects net cash outflows and operating and net losses to increase for the near term. If Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

GOVERNMENT REGULATION

                  Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of its products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact the business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

ITEM 5            SELECTED CONSOLIDATED FINANCIAL INFORMATION

LAST THREE FINANCIAL YEARS

                            Year ended          Year ended          Year ended
                         December 31, 2002   December 31, 2001   December 31, 2000
                         -----------------   -----------------   -----------------
Revenue                                -                   -                   -
Net Loss                  $  (54,834,000)     $  (38,577,000)     $  (27,597,000)
Total Assets              $  124,312,000      $  144,417,000      $   70,428,000
Deficit                   $ (240,761,000)     $ (183,858,000)     $ (136,388,000)
Net Loss per              $        (1.23)     $        (0.98)     $        (0.88)
Common Share

LAST EIGHT QUARTERS

                                                       Net Loss per
                        Revenue        Net Loss        Common Share
                        -------     -------------      ------------
December 31, 2002          -        $ (11,400,000)       $ (0.25)
September 30, 2002         -        $ (11,754,000)       $ (0.26)
June 30, 2002              -        $ (19,923,000)       $ (0.47)
March 31, 2002             -        $ (11,749,000)       $ (0.29)
December 31, 2001          -        $ (10,748,000)       $ (0.26)
September 30, 2001         -        $  (6,865,000)       $ (0.17)
June 30, 2001              -        $ (14,042,000)       $ (0.35)
March 31, 2001             -        $  (6,922,000)       $ (0.20)


DIVIDEND POLICY

                  Hemosol has paid no dividends to date on its common shares and does not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of the Company's business and to expand its research and product development activities.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  Management's discussion and analysis of financial conditions and results of operations contained in the Company's 2002 Annual Report is incorporated herein by reference.

ITEM 7            MARKET FOR SECURITIES

                  The common shares of Hemosol are listed and posted for trading on the Toronto Stock Exchange and the NASDAQ National Market. The warrants of Hemosol are listed for trading on the Toronto Stock Exchange.

ITEM 8            DIRECTORS AND OFFICERS

                  The following tables set forth the names and municipalities of residence, the position held with Hemosol and the principal occupation during the preceding five years of each of the directors and officers of Hemosol. All directors are elected to hold office until the next annual meeting of shareholders of Hemosol or until his successor is elected or appointed.

DIRECTORS

      NAME, MUNICIPALITY OF                                                                            PERIOD OF
    RESIDENCE AND OFFICE HELD                              PRINCIPAL OCCUPATION                         SERVICE
    -------------------------                              --------------------                         -------
Edward K. Rygiel, Toronto, ON                Executive Chairman MDS Capital Corp. (a health            Since 1987
Chairman of the Board and Director           related venture capital firm) and Executive Vice
                                             President, MDS Inc. (a health and life sciences
                                             company)

George W. Masters, Church Point, NS          Chairman, Yorkton Biocatalyst Inc. (a venture             Since 1989
Vice-Chairman of the Board and Director      capital and management services company); prior
                                             thereto Vice Chairman and Chief Executive Officer
                                             Seragen Inc. (a biopharmaceutical company) and
                                             prior thereto Chief Executive, Officer Verax Corp.
                                             (a healthcare company)

John W. Kennedy, Oakville, ON                President and Chief Executive Officer of the              Since 1998
President, Chief Executive Officer and       Company; prior thereto Vice President, Marketing,
Director (currently on indefinite medical    Serono Laboratories (a healthcare company)
leave)

Mitchell J. Kostuch, Toronto, ON             President, SB Capital Corporation (a venture              Since 1987
Director                                     capital investment firm) prior thereto, President,
                                             NAVF II Liquidating Trust c/o North American
                                             Ventures Management II Ltd. (a venture capital
                                             investment and funds management company)

R. Ian Lennox, Oakville, ON Director         President and Chief Executive Officer, MDS Drug           Since 1997
                                             Discovery & Development (a clinical research
                                             organization) prior thereto, President and Chief
                                             Executive Officer, Phoenix Life Sciences Inc. (a
                                             clinical research organization) prior thereto,
                                             President and Chief Executive Officer, Drug
                                             Royalty Corporation Inc. (a pharmaceutical royalty
                                             interest acquisition company); and prior thereto,
                                             President and Chief Executive Officer, Monsanto
                                             Canada Inc. (a life sciences and chemicals
                                             company)

Wilfred G. Lewitt, Toronto, ON Director      Chairman, MDS Inc. (a health and life sciences company)   Since 1987

Edward E. McCormack, Toronto, ON             President, Almad Investments Limited (a real              Since 2002
Director                                     estate investment firm), prior to that, Chief
                                             Financial Officer and Director, Novopharm Limited.

Robert H. Painter, Toronto, ON Director      Professor Emeritus of Biochemistry and Immunology,        Since 1990
                                             Faculty of Medicine, University of Toronto

C. Robert Valeri, Marblehead, Mass.          Director of Naval Blood Research Laboratory,              Since 1992
(U.S.A)                                      Boston University School of Medicine, Professor of
Director                                     Medicine and Research, Professor of Surgery,
                                             Boston University School of Medicine

Nelson M. Sims, Key West, Florida            Corporate Director:                                       Since 2001
(U.S.A)                                      Retired Executive Eli Lilly and Company
Director                                     Former President Eli Lilly Canada Inc.

The Board of Directors has the following standing committees:

         -        AUDIT COMMITTEE, the current members of which are Mitchell J.
                  Kostuch (Chairman), George W. Masters, Nelson M. Sims and Edward E. McCormack;

         - CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman) and Edward
                  K. Rygiel;

         - HUMAN RESOURCES AND COMPENSATION COMMITTEE, the current members of which are Edward K. Rygiel (Chairman), John W. Kennedy, George W. Masters and R. Ian Lennox;

         - RESEARCH AND REGULATORY COMMITTEE, the current members of which are George W. Masters (Chairman), Robert H. Painter and
                  C. Robert Valeri;

         - ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman) and Robert
                  H. Painter;

         -        FINANCE COMMITTEE, the current members of which are Wilfred G.
                  Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

         -        MARKETING COMMITTEE, the current members of which are Nelson
                  M. Sims (Chairman), R. Ian Lennox and John W. Kennedy.

OFFICERS

     NAME AND MUNICIPALITY OF
           RESIDENCE                             PRESENT PRINCIPAL OCCUPATION
---------------------------------       -----------------------------------------------------
Lee Hartwell, Toronto, ON               Interim Chief Executive Officer (effective May 5,
                                        2003), Chief Financial Officer, Vice President
                                        Corporate Development and Secretary of the Company;
                                        prior thereto, Vice President/Chief Financial Officer,
                                        Bracknell Corp.

Dirk Alkema, Stayner, ON                Vice President, Operations of the Company; prior
                                        thereto, Director of Manufacturing, Langford
                                        Laboratories Ltd. (biological products)

David Bell, Oakville, ON                Vice President, Drug Discovery of the Company; prior
                                        thereto, Director, Stem Cell Research of the Company;
                                        prior thereto, Group Leader, Cancer Biology, BioChem
                                        Therapeutics Inc. (a healthcare company)

Michael Mathews, Tiverton, Rhode        Vice President, U.S. Operations of the Compan; prior
Island                                  thereto President of the Blood Bank Division,
                                        Haemonetics Corporation and prior thereto, executive
                                        positions within the merged Baxter Healthcare and
                                        American Hospital Supply corporations.

Lee Ann Malcolm, Boonton, New           Vice President, Marketing of the Company; prior
Jersey                                  thereto, principal and consultant with Genexe
                                        Biomedical Marketing Inc.

Jacquelyn Saad, Toronto, ON             Vice President Organizational Development of the
                                        Company; prior thereto, Senior Vice President, Bank of
                                        America.

Jan Sedgeworth, Oakville, ON            Vice President, Regulatory Affairs of the Company

Michael Shannon, Picton, ON             Vice President, Medical Sciences of the Company, prior
                                        thereto Director General for the Laboratory Centre for
                                        Disease Control of Health Canada and prior thereto
                                        Chief Medical Advisor to the Assistant Deputy Minister
                                        of the Health Protection Branch and Senior Advisor to
                                        the Minister of Health.

Susan Wilkie, Mississauga, ON           Assistant Secretary of the Company; prior thereto,
                                        Administrative Assistant, Timminco Ltd. (a mining
                                        company)

Collectively, the directors and executive officers beneficially own 192,955 common shares, which constitutes less than 1% of the issued and outstanding common shares.

SCIENTIFIC ADVISORY BOARD ("SAC")

         The following sets out the principal occupation and experience of each of the members of Hemosol's Scientific Advisory Board:

                NAME                                 PRINCIPAL OCCUPATION AND EXPERIENCE
                ----                                 -----------------------------------
George Biro, M.D., M.Sc., Ph.D.             Senior Scientific Advisor of the Company.
Chairman of the SAC

A. Gerson Greenburg, M.D., Ph.D., F.A.C.S.  Surgeon-in-Chief, The Miriam Hospital, Professor of
                                            Surgery, Brown University, Providence, Rhode
                                            Island. Dr. Greenburg has been an active developer
                                            and investigator in many aspects of red cell
                                            substitute research.

Armand Keating, M.D.                        Chief, Medical Services, Ontario Cancer
                                            Institute/Princess Margaret Hospital; Professor and
                                            Head, Department of Medical Oncology and
                                            Hematology, The Toronto Hospital, Princess Margaret
                                            Hospital and Mount Sinai Hospital; Gloria and
                                            Seymour Epstein Chair in Cell Therapy and
                                            Transplantation, University of Toronto. Dr. Keating
                                            has published extensively in the fields of
                                            leukemia, transplantation and hemotopoiesis.

Robert H. Painter, B.Sc., Ph.D., C.Chem.,   Professor Emeritus of Biochemistry and Immunology,
FRSC (U.K.)                                 University of Toronto and former Provost of Trinity
                                            College. Dr. Painter is a member of the Company's
                                            board of directors.

C. Robert Valeri, M.D.                      Director, Naval Blood Research Laboratory, Boston
                                            University. Dr. Valeri is acknowledged as a
                                            pre-eminent researcher, having registered a range
                                            of FDA-approved blood products for use by the U.S.
                                            Navy during his tenure as its Director. He also
                                            serves on several U.S. government panels as well as
                                            on Hemosol's board of directors.

Richard D. Weisel, M.D.                     Chairman, Division of Cardiac Surgery, University
                                            of Toronto; Associate Director, Centre for
                                            Cardiovascular Research, The Toronto Hospital;
                                            Cardiac Surgeon, The Toronto Hospital. Dr. Weisel
                                            has conducted very extensive research, both
                                            preclinical and clinical, on many aspects of
                                            cardiac surgery, with particular reference to
                                            preservation of the myocardium.

ITEM 9            ADDITIONAL INFORMATION

                  The following documents shall be provided to any person upon request to the Secretary of Hemosol:

         (a) when the securities of Hemosol are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                           (i) one copy of Hemosol's Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

                           (ii) one copy of the comparative financial statements of Hemosol for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Hemosol that have been filed, if any, for any period after the end of its most recently completed financial year,

                           (iii) one copy of the information circular of Hemosol in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

                           (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus and are not to be provided under (i) to (iii) above, or

         (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided Hemosol may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Hemosol.

                  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Hemosol's common shares and warrants, options to purchase common shares and warrants and interests of insiders in material transactions, if applicable, is contained in Hemosol's management information circular with respect to the annual and special meeting of shareholders of Hemosol to be held on Thursday, June 16, 2003. Additional financial information is provided in Hemosol's comparative financial statements that are included in the Company's annual report of Hemosol for the 12-month period ended December 31, 2002. A copy of such documents may be obtained upon request from the Secretary of Hemosol.